Exhibit 99.1

Nova Drills 29m @ 7.1 g/t Au from Surface at RPM in Advance of Resource Update

Anchorage, Alaska, October 23, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce further high-grade thick intercepts from the final six holes of the 21 hole reverse circulation (RC) drilling program conducted in the RPM starter pit area in 2024, within its over 500km2 flagship Estelle Gold Project, located in the Tintina Gold Belt in Alaska. The shallow drilling program was focused on near surface mineralization <50m in depth in support of the RPM starter mine PFS currently underway.

Highlights

●	2024 drilling extends the high-grade core zone at RPM to surface with over 20 significant broad intercepts grading > 5 g/t Au and a high of 52.7 g/t Au

●	Resource update including 2023 and 2024 drill results underway

●	High-grade gold intersections targeting near surface mineralization above the current high-grade Measured and Indicated core continue at RPM North with all holes ending in mineralization. Significant results include (Table 1 and Figures 2 to 4):
○	RPMRC-24017

■	29m @ 7.1 g/t Au from surface including;
■	22m @ 9.4 g/t Au from surface
■	6m @ 19.9 g/t Au from 16m
■	3m @ 32.2 g/t Au from 17m
■	2m @ 52.7 g/t Au from 19m

○	RPMRC-24020

■	28m @ 4.5 g/t Au from surface including;
■	23m @ 5.3 g/t Au from 5m
■	6m @ 14.3 g/t Au from 11m
■	3m @ 25.0 g/t Au from 14m

○	RPMRC-24021

■	34m @ 3.9 g/t Au from surface including;
■	3m @ 8.3 g/t Au from 20m

○	RPMRC-24019

■	66m @ 2.1 g/t Au from surface including;
■	63m @ 2.2 g/t Au from surface
■	25m @ 3.4 g/t Au from surface
■	11m @ 2.8 g/t Au from 43m

●	All drill holes ended in gold mineralization, with hole RPMRC-24010 ending in 15.5 g/t Au.

●	Assay results from all 21 holes from the 2024 resource drilling program at RPM North have now all been received and reported extending the high-grade core zone at RPM to surface.

●	Resource update including both the 2023 and 2024 drill results is now underway.

●	Assay results from the over 500 soil and 225 rock samples collected as part of the extensive 2024 surface exploration and mapping program targeting gold, antimony and other critical minerals from traverses at Stibium, Wombat, West Wing, Stoney, Muddy Creek, RPM, Styx, and the new claims added in 2023, will be reported by area once received and processed.

●	RPM starter mine Pre-Feasibility Study (PFS), and updated economic study of the Estelle wide project in progress, with the aim to commence with a smaller scale, low capex, high-margin starter mine at RPM as soon as possible, which we believe will provide cash flow to fund the expansion of the larger Estelle project organically.

●	Whittle Consulting commenced project optimization work.

To watch a 3D Vrify video commentary on the 2024 RPM drill results, with CEO, Christopher Gerteisen please go here https://novaminerals.com.au/2024-rpm-drill-results-video/

Nova Minerals CEO, Mr Christopher Gerteisen commented: “The 2024 drill results have confirmed a broad zone of high-grade mineralization starting at surface at RPM North. This should prove positive for our upcoming studies focused on executing our current strategy to fast track development of RPM as a scale-able low capex/high margin starter operation that we believe will generate the cash flow to facilitate future mine expansion plans and further unlock the larger Estelle Project which remains one of the largest undeveloped gold projects in the world, with significant upside remaining with gold, antimony, copper, silver, and other critical elements. These latest results of high-grade mineralization will be included in the upcoming MRE and PFS, which we look forward to providing to our shareholders in due course.”

RPM 2024 Drilling Summary

A total of 21 shallow RC holes were drilled at RPM as part of the 2024 drill program, and assay results for all holes have now been received and reported. The drilling was focused on near surface mineralization <50m in depth and had two main objectives.

1.	The first and primary objective was to infill and prove up near surface inferred resources that define the up dip extension of the steep to vertical dipping RPM North high-grade core zone, where previous high-grade results included:

●	RPM-005: 400m @ 3.5 g/t Au from surface, including 132m @ 10.1 g/t Au (ASX Announcement: 11 October 2021)

●	RPM-008: 260m @ 3.6 g/t Au from 11m, including 140m @ 6.5 g/t Au (ASX Announcement: 8 August 2022)

●	RPM-015: 258m @ 5.1 g/t Au from surface, including 117m @ 11.1 g/t Au (ASX Announcement: 22 August 2022)

●	RPM-057: 211m @ 3.2 g/t Au from 3m, including 120m @ 5.0 g/t Au (ASX Announcement: 11 December 2023)

A new drill pad (Pad 24-1) was located between the two previous drill pads (Pad 1 and Pad 23-1) at RPM North to fill this data gap and prove up this high-grade material. Assay results from Pad 24-1 including holes RPMRC-24005 to RPMRC-24021 continue to support this objective.

2.	The secondary objective of the shallow 2024 drill program was to extend drilling to the South and Southwest of the current RPM North resource to begin to test a potential link with the RPM Valley zone situated approximately 150m to the Southwest. Highly prospective mineralized intrusive rocks have been observed in this area in recent geological mapping and confirmed with anomalous surface sample results. The results returned from previously announced holes RPMRC-24001 to RPMRC-24004 indicate the RPM North deposit remains wide open to the South-Southwest and is potentially connected to the RPM Valley zone (Figure 2). This warrants further follow-up diamond drilling to test the considerable resource upside potential.

The 2024 drill program delivered over 20 significant broad intercepts from surface grading > 5 g/t Au including:

●	RPMRC-24017: 29m @ 7.1 g/t Au from surface, including 22m @ 9.4 g/t Au (ASX Announcement: 23 October 2024)

●	RPMRC-24016: 39m @ 5.4 g/t Au from surface, including 20m @ 10.2 g/t Au (ASX Announcement: 16 October 2024)

●	RPMRC-24005: 43m @ 4.4 g/t Au from 2m, including 13m @ 10.7 g/t Au (ASX Announcement: 9 October 2024)

●	RPMRC-24008: 45m @ 3.4 g/t Au from surface, including 31m @ 4.7 g/t Au (ASX Announcement: 9 October 2024)

These results prove high-grade gold mineralization greater than 2 g/t Au extend to surface above the current S-K 1300 compliant pit constrained Measured (180,000 oz @ 4.1 g/t Au) and Measured and Indicated (330,000 oz @ 2.4 g/t) (Table 3) high-grade core within the existing RPM North resource area. Pending an updated Mineral Resource Estimate later this year, Nova envisions drilling from both the 2023 and 2024 campaigns will add significant ounces to the Measured and Indicated categories, which will be incorporated into an updated starter pit design (Figure 1) optimized for these high-grade, at surface resources.

The cross-sections below in Figures 3 and 4 show how this last round of assay results continue to prove that hole-after-hole gold grades are both high-grade and continuous from surface. Being hosted directly on surface enables immediate ore extraction with the optimized starter pit anticipated to have an extremely low strip ratio, which should bode well for the PFS economics. Figure 3, aligned on hole RPMRC-24017’s azimuth of 280 degrees, shows the western contact with the hornfels and how the mineralization is continuous through the intrusive across holes RPMRC-24020 and RPMRC-24021. For clarity, the previously announced assay results from the vertical hole RPMRC-008 were omitted from this figure, but hosts a grade of 3.4 g/t Au over 45 meters (ASX Announcement: 9 October 2024). Figure 4, aligned on hole RPMRC-24019’s azimuth of 130 degrees, provides a wider view showing the northwestern and southeastern contacts of the funnel-shaped mineralized intrusive with the surrounding hornfels host. Again, for clarity, assay results from RPMRC-008 were omitted from this figure.

In the central core zone where the intrusive unit is thick and continuous the deposit remains wide open with further significant resource upside potential, up-dip, down-dip, and throughout the intrusive, particularly to the South which remains largely untested by drilling.

With the 2024 drill program now complete, Nova has sent the assay data to the resource modeler to complete a mineral resource estimate update using the drill data from both the 2023 and 2024 drill programs. This is expected to be completed later this year.

1 km
0.9 km
RPM South
6 km
RPM North
RPM Starter Pit Area
RPM Valley
ological indications show all 3 areas are potentially genetically linked

Figure 1. RPM area showing potential RPM starter pit

RPM North
RPM Valley
N
A
A'
B
B'
OPEN
OPEN
OPEN
RPMRC_24017
RPMRC_24021
RPMRC_24005
RPMRC_24006
RPMRC_24020
RPMRC_24019
RPMRC_24016
RPMRC_24015
RPMRC_24014
RPMRC_24012
RPMRC_24002
RPMRC_24004
RPMRC_24001
6,848,900Y
6,848,850Y
6,848,800Y
501,900X
501,950X
502,000X
502,050X
Legend
- 2024 Drill holes with assays received and reported in this announcement
- 2024 Drill holes with assays received and reported previously
- Previous drill holes
- Inferred zone in the current resource
Intrusive
NOVA MINERALS

Figure 2. RPM North plan view with all drill holes to date

A
A'
Pad 24-1
29m @ 7.1 g/t Au fr surface
incl. 22m @ 9.4 g/t Au fr surface
incl. 6m @ 19.9 g/t Au fr 16m
incl. 3m @ 32.2 g/t Au fr 17m
Incl. 2m @ 52.7 g/t Au fr 19m
28m @ 4.5 g/t Au fr surface
incl. 23m @ 5.3 g/t Au fr 5m
incl. 6m @ 14.3 g/t Au fr 11m
incl. 3m @ 25.0 g/t Au fr 14m
34m @ 3.9 g/t Au fr surface
incl. 3m @ 8.3 g/t Au fr 20m
RPMRC_24017
RPMRC_24016
RPMRC_24014
RPMRC_24013
RPMRC_24010
RPMRC_24019
RPMRC_24021
RPMRC_24018
RPMRC_24020
RPMRC_24009
RPMRC_24007
RPMRC_24005
OPEN
Grade g/t Au
< 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
Current Drill Hole
(With Significant Intersection)
Intrusive
Hornfels
NOVA MINERALS

Figure 3. RPM North Section A-A’_280azi showing continuity of mineralization

B
B'
Pad 24-1
16m @ 1.9 g/t Au fr surface
incl.11m @ 2.5 g/t Au fr 5m
66m @ 2.1 g/t Au fr surface
Incl. 63m @ 2.2 g/t Au fr surface
incl. 25m @ 3.4 g/t Au fr surface
incl.11m @ 2.8 g/t Au fr 43m
RPMRC_24017
RPMRC_24021
RPMRC_24010
RPMRC_24020
RPMRC_24018
RPMRC_24008
RPMRC_24019
OPEN
Grade g/t Au
< 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
Current Drill Hole
(With Significant Intersection)
Intrusive
Hornfels
NOVA MINERALS

Figure 4. RPM North Section B-B’_130azi showing continuity of mineralization

Table 1. Significant intercepts (At 0.1 g/t Au cutoff and a minimum 10m width)

Hole_ID	From (m)	To (m)	Interval (m)	Au g/t
RPMRC-24010	0	43	43	2.3
RPMRC-24017	0	29	29	7.1
including	0	22	22	9.4
	16	22	6	19.9
	17	20	3	32.2
	19	20	2	52.7
RPMRC-24018	0	16	16	1.9
including	5	16	11	2.5
RPMRC-24019	0	24	24	2.1
including	3	8	5	3.0
	16	25	9	2.6
RPMRC-24020	0	28	28	4.5
including	5	28	23	5.3
	11	17	6	14.3
	14	17	3	25.0
RPMRC-24021	0	34	34	3.9
Including	20	23	3	8.3

Table 2. Drill hole details

Hole_ID	UTM_E	UTM_N	ELEV (m)	EOH (m)	AZI	DIP	Assays
RPMRC-24001	501995	6848795	1772	31	180	-45	Reported 9/10/24
RPMRC-24002	501991	6848802	1772	48	270	-60	Reported 9/10/24
RPMRC-24003	501992	6848801	1771	42	210	-60	Reported 9/10/24
RPMRC-24004	501993	6848802	1773	34	0	-90	Reported 9/10/24
RPMRC-24005	501955	6848871	1743	45	70	-60	Reported 9/10/24
RPMRC-24006	501955	6848869	1744	23	100	-50	Reported 9/10/24
RPMRC-24007	501954	6848868	1746	16	130	-50	Reported 9/10/24
RPMRC-24008	501954	6848868	1742	47	0	-90	Reported 9/10/24
RPMRC_24009	501954	6848869	1746	47	145	-50	Reported 16/10/24
RPMRC_24010	501954	6848869	1746	43	145	-70	Reported 23/10/24
RPMRC_24011	501954	6848870	1744	21	150	-50	Reported 16/10/24
RPMRC_24012	501954	6848869	1743	40	160	-50	Reported 16/10/24
RPMRC_24013	501953	6848870	1744	34	175	-50	Reported 16/10/24
RPMRC_24014	501952	6848871	1745	24	190	-50	Reported 16/10/24
RPMRC_24015	501953	6848870	1743	26	220	-60	Reported 16/10/24
RPMRC_24016	501953	6848870	1744	39	250	-60	Reported 16/10/24
RPMRC_24017	501954	6848869	1743	29	280	-70	Reported 23/10/24
RPMRC_24018	501956	6848868	1745	16	130	-50	Reported 23/10/24
RPMRC_24019	501955	6848869	1744	66	130	-70	Reported 23/10/24
RPMRC_24020	501957	6848869	1743	28	115	-60	Reported 23/10/24
RPMRC_24021	501956	6848870	1742	34	85	-70	Reported 23/10/24

Table 3. S-K1300 compliant pit constrained mineral resource estimate

		Measured			Indicated			Measured & Indicated			Inferred			Total
Deposit	Cutoff	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
RPM North	0.20	1.4	4.1	0.18	3	1.6	0.15	4.4	2.4	0.33	23	0.6	0.45	28	0.9	0.78
RPM South (Maiden)	0.20										23	0.5	0.35	23	0.5	0.35
Total RPM		1.4	4.1	0.18	3	1.6	0.15	4.4	2.4	0.33	46	0.5	0.80	51	0.7	1.13
Korbel Main	0.15				240	0.3	2.39	240	0.3	2.39	35	0.3	0.30	275	0.3	2.70
Cathedral (Maiden)	0.15										150	0.3	1.35	150	0.3	1.35
Total Korbel					240	0.3	2.39	240	0.3	2.39	185	0.3	1.65	425	0.3	4.05
Total Estelle Gold Project		1.4	4.1	0.18	243	0.3	2.54	244	0.3	2.72	231	0.3	2.45	476	0.3	5.17

Notes to Table 3:

1.	A mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction.

2.	The mineral resource applies a reasonable prospect of economic extraction with the following assumptions:

●	Gold price of US$2,000/oz
●	5% royalty on recovered ounces
●	Pit slope angle of 50[o]
●	Mining cost of US$1.65/t
●	Processing cost for RPM US$9.80/t and Korbel US$5.23/t (inclusive of ore sorting for Korbel)
●	Combined processing recoveries of 88.20% for RPM and 75.94% for Korbel
●	General and Administrative Cost of US$1.30/t
●	Tonnages and grades are rounded to two significant figures and ounces are rounded to 1000 ounces, subject to rounding.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

Data Verification

For the 2024 reverse circulation drilling program, 1.52m chip samples were riffle split (dry) to obtain 3-5 kg samples at the drill site, these samples were crushed to achieve >90% passing a 2mm sieve and split down to 225 g to 275 g samples at Nova’s on-site prep facility. Samples were then sent to ALS Fairbanks for additional prep and chemical analysis. Field duplicates (RC) for recent data were collected every 1 in 20 samples at the same time using the same method (riffle split) as the parent sample. Blank material was inserted 1 in 40 samples. Standard Reference Material (SRM) was inserted 1 in 20 samples. Three different SRMs at three different grades levels were used.

ALS is a certified commercial laboratory and is independent of Nova Minerals. Gold analyses were completed by Au-ICP21 which is gold by fire assay and ICP-AES. For overlimits greater than 10 g/t Au analyses were completed by fire assay and gravimetric finish.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196